

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2014

<u>Via E-mail</u>
Bob Sasser
Chief Executive Officer
Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, VA 23320

   Re: Dollar Tree, Inc.
      Form 10-K for Fiscal Year Ended February 1, 2014
      Filed March 14, 2014
      Definitive Proxy Statement filed on Schedule 14A
      Filed May 12, 2014
      File No. 000-25464

Dear Mr. Sasser:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Mara L. Ransom

           Mara L. Ransom
           Assistant Director